United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 1-10655	CUSIP Number 0000033113
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		February 24, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

ENVIRONMENTAL TECTONICS CORPORATION
Full Name of Registrant

Former Name if Applicable
County Line Industrial Park, 125 James Way
Address of Principal Executive Office (Street and Number)
Southampton, PA 18966
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In ETC’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 25, 2011, we disclosed that the Audit Committee of our Board of Directors is conducting an independent internal investigation of accounting practices at one of ETC’s foreign subsidiaries. Due to additional time needed to complete this investigation, there has been a delay in the collection and compilation of certain information required to be included in the Form 10-K. Consequently, as of the date of this report, the Registrant is unable to file its Form 10-K for the fiscal year ended February 24, 2012 within the prescribed time period without unreasonable effort and expense. The Company expects to be able to file within the additional time allowed by this report.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Robert Laurent	(215)	355-9100
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Explanation:

  The following is an unaudited summary of the operating results of Environmental Tectonics Corporation (“ETC”) for the fiscal year ended February 24, 2012 (“fiscal 2012”), as compared to fiscal year ended February 25, 2011 (“fiscal 2011”).

  This summary contains forward-looking statements, which are based on information currently available to management and are subject to uncertainties and changes in circumstances. Words and expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, because the results set forth in this summary are unaudited, they are preliminary and subject to change. ETC’s final, audited, results could differ from those set forth below as a result of the Company’s independent investigation of accounting practices at one of its foreign subsidiaries. We caution you not to place undue reliance on the unaudited summary or the forward-looking statement set forth below.

  Net sales for fiscal 2012 were approximately $66.3 million, an increase of approximately $10.8 million, or 19.6%, over fiscal 2011. The increase reflects increased sales to Domestic customers, to the U.S. Government, and to International customers.

  Operating income in fiscal 2012 was approximately $8.5 million versus $8.3 million in fiscal 2011, an increase of approximately $0.2 million, or 3.0%. The major factor contributing to the favorable performance in operating income was a 19.6% increase in net sales, which resulted in a corresponding increase in gross profit of 8.0%.

  ETC had estimated net income of $5.3 million in fiscal 2012, versus $14.5 million, in fiscal 2011, a decrease in net income of approximately $9.2 million, or 63.5%. Net income was primarily affected by a provision for income taxes of $2.6 million in fiscal 2012, compared to a benefit from a credit for income taxes of $7.7 million in fiscal 2011, reflecting reductions in the Company’s deferred tax asset reserve related to the expected realization of net operating loss carryforwards.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-24-2012	By /s/	Robert L. Laurent, Jr.	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).